大華銀行
UNITED OVERSEAS BANK

08004768

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2008/UOB2008/UOB-A17/sc/at

27 August 2008

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED 2008 SEP -9 A 8:15

Dear Sir

UOB ANNOUNCEMENT AND NEWS RELEASE

We enclose the following announcement and news release for your information:-

1. Announcement dated 27 August 2008 captioned "Offering of Class E Non-convertible, Non-cumulative Preference Shares in Singapore"; and

2. News Release dated 27 August 2008 captioned "UOB Offers Class E Preference Shares".

PROCESSED
SEP 10 2008
THOMSON REUTERS

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

9/9

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

OFFERING OF CLASS E NON-CONVERTIBLE, NON-CUMULATIVE PREFERENCE SHARES IN SINGAPORE

Singapore, 27 August 2008 – Following its announcement on 25 August 2008, United Overseas Bank Limited ("UOB" or the "Issuer") is pleased to announce that it proposes to offer for subscription by investors in Singapore 10 million Class E non-convertible, non-cumulative preference shares in the capital of UOB ("Preference Shares") at an issue price of S$100 per Preference Share ("Offering"). UOB has an option to increase the Offering by up to an additional 5 million Preference Shares.

The Preference Shares carry a fixed dividend rate of 5.05% per annum, payable semi-annually on 15 March and 15 September each year, subject to declaration by UOB's Board of Directors. The Preference Shares are perpetual securities with no fixed redemption date. They may however be redeemed wholly and not in part, at the option of the Issuer on any of the following dates: 15 September 2013, 15 September 2018 and thereafter, on 15 March or 15 September of each year, subject to approval from the Monetary Authority of Singapore ("MAS"). The Preference Shares are expected to be listed on the Main Board of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 16 September 2008, and will be traded in board lots of 100 Preference Shares.

The Offering will open at 9.00 a.m. on 28 August 2008 and close at 12.00 noon on 12 September 2008, subject to any change as may be announced.

UOB proposes to offer 8 million Preference Shares (or S$800 million) to institutional and other investors in Singapore through a placement ("Placement"). The minimum subscription under the Placement is 500 Preference Shares (or S$50,000), and thereafter in multiples of 100 Preference Shares (or S$10,000).

UOB proposes to offer 2 million Preference Shares (or S$200 million) to the public in Singapore via the ATMs of UOB, DBS Bank (including POSB) and OCBC Bank in Singapore ("ATM Offer"). The minimum subscription under the ATM Offer is 100 Preference Shares (or S$10,000), and thereafter in multiples of 100 Preference Shares (or S$10,000). If the applications exceed the amounts available for the ATM Offer, balloting will be conducted.

UOB may at its discretion adjust the relative size of the allocations between the Placement and the ATM Offer. UOB reserves the right not to proceed with the Offering if the total number of Preference Shares subscribed for is less than 2 million Preference Shares.

The Preference Shares are intended to qualify as Tier 1 capital of UOB. The purpose of the issue is to raise funds for the general corporate funding purposes of UOB. The Preference Shares have been rated Aa3 rating from Moody's Investors Services, A- from Standard and Poor's Rating Services, and A+ from Fitch Ratings Ltd.

Further details about the Offering and the Preference Shares can be found in the Offer Information Statement dated 27 August 2008 ("OIS") issued by UOB and lodged with MAS today.

Vivien Chan
Group Secretary

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Preference Shares. The information in this announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the OIS.

This announcement may not be forwarded to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of this announcement in whole or in part is unauthorized.

UOB and its related companies, their directors and/or employees (collectively, the "Related Persons") may have positions in, and may effect transactions in, the Preference Shares. UOB and the Related Persons may also perform or seek to perform broking and other financial services for the Preference Shares.

UOB 大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

NEWS RELEASE

UOB Offers Class E Preference Shares

Bank taps market liquidity; investors potentially get 5.05% p.a. return

Singapore, 27 August 2008 – United Overseas Bank Limited (UOB) is offering in Singapore ten million Class E non-convertible, non-cumulative Preference Shares, with the option to increase up to 15 million Preference Shares, at S$100 per Preference Share, in Singapore.

The Preference Shares will pay a fixed dividend of 5.05% per annum, payable semi-annually in March and September each year, subject to declaration by UOB's Board of Directors. The Preference Shares are perpetual securities with no fixed redemption date but may be redeemed wholly and not in part, at the option of UOB on any of the following dates: 15 September 2013, 15 September 2018, and thereafter, on 15 March or 15 September of each year, subject to approval by the Monetary Authority of Singapore (MAS).

UOB Group Chief Financial Officer, Mr Lee Wai Fai, said: "This offer of preference shares allows UOB to tap market liquidity and at the same time meets the many requests from our customers and clients who want to invest in our papers."

The Preference Shares are intended to qualify as Tier 1 capital of UOB, and the purpose of the Offering is to raise funds for the general corporate funding purposes of UOB.

The Preference Shares have been rated Aa3 by Moody's, A- by Standard and Poor's, and A+ by Fitch. The Preference Shares are expected to be listed on the Main Board of the Singapore Exchange Securities Trading Limited (SGX-ST) from 16 September 2008, and traded in board lots of 100 Preference Shares

The Offering will open at 9.00 am on 28 August 2008, and will close at 12.00 noon on 12 September 2008, subject to any change as may be announced.

<u>How to Apply</u>

Applications for the Preference Shares must be made via placement application forms or via the ATMs of the participating banks. Details can be found in Appendix G of the Offer Information Statement (OIS) dated 27 August 2008 issued by UOB and lodged with the MAS. All investors are advised to read the OIS before applying for the Preference Shares. A printed copy of the OIS may be obtained on request, subject to availability, from UOB Main Branch at 80 Raffles Place, UOB Plaza 1, Singapore 048624 and from selected UOB branches in Singapore. Where applicable, printed copies may also be obtained from members of the Association of Banks in Singapore, members of Singapore Exchange

Securities Trading Limited and merchant banks in Singapore. An electronic copy of the OIS is also available on MAS's OPERA website http://masnet.mas.gov.sg/opera/sdrprosp.nsf.

Investors can also visit uobgroup.com or call 1800-CALL UOB (1800-2255 862) for more information.

<u>Placement</u>

Eight million Preference Shares (or S$800 million) will be offered to institutional investors and other investors in Singapore through a placement (Placement). The minimum subscription is 500 Preference Shares (or S$50,000), and thereafter in multiples of 100 Preference Shares (or S$10,000).

Investors who are interested in subscribing under the Placement can visit selected UOB branches (please see Annex 1) for assistance.

UOB Privilege Banking, Private Banking, Commercial Banking and Corporate Banking customers can contact their respective relationship managers.

<u>ATM Offer</u>

Two million Preference Shares (or S$200 million) will be offered to the public in Singapore via the ATMs of UOB, DBS Bank (including POSB) and OCBC Bank (ATM Offer). The minimum subscription is 100 Preference Shares (or S$10,000), and thereafter in multiples of 100 Preference Shares (or S$10,000). Investors can only make one application under their own name; joint or multiple applications via ATM will be rejected.

UOB may at its discretion adjust the relative size of the allocations between the Placement and the ATM Offer. Applications via ATMs will be subject to balloting if they exceed the ATM Offer size. UOB reserves the right not to proceed with the Offering if the total number of Preference Shares subscribed for is less than two million Preference Shares.

This media release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Preference Shares. This media release is qualified in its entirety by, and should be read in conjunction with, the full text of the OIS. A printed copy of the OIS may be obtained on request, subject to availability, during operating hours from United Overseas Bank Limited, UOB Main Branch, 80 Raffles Place, UOB Plaza 1, Singapore 048624 and from selected branches of UOB in Singapore, and where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. A copy of the OIS is also available on the MAS's OPERA website http://masnet.mas.gov.sg/opera/sdrprosp.nsf. Anyone wishing to subscribe for the Preference Shares must read the OIS in full and must make an application in the manner set out in the OIS.

This media release may not be forwarded to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of this media release in whole or in part is unauthorised.

This media release is not intended to be legal, financial, tax or other investment recommendation and may not be relied upon to evaluate the merits of investing in the Preference Shares. It is

recommended that you seek professional advice from your legal, financial, tax or other professional adviser before deciding whether to subscribe for the Preference Shares.

An investment in the Preference Shares is subject to investment risks, including the possible loss of the principal amount invested. It is intended that holders of the Preference Shares may only deal in their Preference Shares through trading on the SGX-ST. Listing of the Preference Shares on the SGX-ST does not guarantee a liquid market for the Preference Shares.

UOB and its related companies, their directors and/or employees (collectively, the "Related Persons") may have positions in, and may effect transactions in, the Preference Shares. UOB and the Related Persons may also perform or seek to perform broking and other financial services for the Preference Shares.

For media enquiries, please contact:

Karina Choo
Group Communications Division
DID: 6539 3986
E-mail: Karina.ChooYY@UOBgroup.com

Annex 1

The selected UOB Branches where UOB Class E Preference Shares application forms are available:

UOB Branches

Ang Mo Kio Branch
Anson Road Branch
Bedok Branch
Bishan Branch
Bukit Batok Central Branch
Bukit Panjang Branch
Coleman Street Branch
Great World City Branch
Holland Road Branch
Hougang Branch
Jurong East Central Branch
Jurong Point Branch
MacPherson Branch

Main Branch
Marina Square Branch
Orchard Branch
Parkway Parade Branch
Raffles City Branch
Serangoon Garden Branch
Siglap Branch
Tampines Branch
Thomson Road Branch
Tiong Bahru Plaza Branch
Toa Payoh Branch
Upper Bukit Timah Branch (West Regional Centre)
Vivo City Branch
Yishun Branch

Privilege Banking Centres

Bukit Timah Privilege Banking Centre
Mt Elizabeth Privilege Banking Centre
Orchard Privilege Banking Centre

Parkway Parade Privilege Banking Centre
Raffles Place Privilege Banking Centre
Serangoon Garden Privilege Banking Centre

END